May 4, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC  20549

Re:	Lexaria Bioscience Corp.
Registration Statement on Form S-1, as amended
File No. 333-271096

Ladies and Gentlemen:

As the underwriter of the proposed offering of Lexaria Biosciences. (the “Company”), we hereby withdraw our prior letter to join the acceleration request of the Company dated May 3, 2023 for the above-referenced Registration Statement.

Very truly yours,

Maxim Group LLC

By:	/s/ Clifford A. Teller
Name: Clifford A. Teller
Title: Co-President